SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarter ended 31 March 2005

NORSK HYDRO ASA

(Translation of registrant’s name into English)

Drammensveien 264, Vækerø
N-0240 OSLO

Norway

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

          Form 20-F ☑                                              Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐                                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b): 82-

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (No. 333-8110 and No. 333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

2   |    Hydro’s Quarterly Report 1st quarter – 2005

Norsk Hydro ASA and Subsidiaries

Operating and financial review and prospects
For the three months ending 31 March 2005

Consolidated results (US GAAP)

(unaudited)

		First quarter		Year
	2005	2005	2004	2004
Million, except per share data	NOK	EUR1)	NOK	NOK

Operating revenues	42,152	5,138	39,082	153,891

Operating income	11,754	1,433	9,276	31,847
Non-consolidated investees	213	26	131	628
Financial income (expense), net	(910)	(110)	(624)	136
Other income (loss), net	—	—	110	169

Income from continuing operations before tax and minority interest	11,057	1,349	8,893	32,780

Income tax expense	(7,283)	(888)	(5,786)	(21,197)
Minority interest	(81)	(10)	28	(106)

Income from continuing operations	3,693	451	3,135	11,477

Income from discontinued operations	—	—	1,083	1,083

Net income	3,693	451	4,218	12,560

Basic and diluted earnings per share from continuing operations (in NOK and Euro)2)	14.70	1.80	12.30	45.10
Basic and diluted earnings per share (in NOK and Euro)2)	14.70	1.80	16.50	49.40

Financial data

Investments - million	3,464	422	4,776	19,464
Adjusted net interest-bearing debt/equity 3)	0.07	0.07	0.18	0.11

1)	Presentation in Euro is a convenience translation, based on the exchange rate at 31 March 2005, which was 8.2032.
2)	Basic earnings per share are computed using the weighted average number of ordinary shares outstanding. There were no diluting elements.
3)	Adjusted net interest-bearing debt divided by shareholders’ equity plus minority interest, adjusted for unfunded pension obligation (after tax) and present value of future obligations on operating leases. See page 28.

All comparative figures are for the corresponding period in 2004 unless otherwise stated. Certain amounts in previously issued consolidated financial statements were reclassefied to conform with the 2005 presentation.

Hydro’s Quarterly Report 1st quarter  –  2005 |  3

Hydro’s income from continuing operations for the first quarter was NOK 3,693 million (NOK 14.70 per share), compared to NOK 3,135 million (NOK 12.30 per share) for the first quarter of 2004. On 24 March 2004, Hydro’s agri business was transferred to Yara International ASA in a demerger transaction. Results of the transferred operations relating to periods prior to the demerger are reported under “Income from discontinued operations”. The following discussion excludes those activities.

Operating income for the first quarter of 2005 amounted to NOK 11,754 million compared to NOK 9,276 million in the first quarter of the previous year.

“Our operating results for the first quarter of 2005 represent a new record result for Hydro. High oil and gas prices and increased aluminium prices combined with good production performance underly the very strong financial results. The quarter contributes to a continued improvement of our financial strength,” said Hydro’s president and CEO Eivind Reiten.

“A major milestone in the quarter was achieved on 20 March at the offshore Troll field, when accumulated oil production from the thin oil zones passed one billion barrels. Originally Troll was regarded as a gas field with non-commercial oil. As operator for Troll oil, we are proud that Troll continues to be one of the largest crude oil producer in the North Sea in the coming years,” says Eivind Reiten.

Operating income for Oil & Energy reached a record level of NOK 9,842 million for the quarter. Hydro realized average oil prices of US dollar 46.4 per barrel in the first quarter of 2005, an increase of 11 percent compared to the fourth quarter of 2004 and 47 percent higher than the first quarter of the previous year. Oil and gas production averaged 584,000 barrels of oil equivalents (boe) per day during the first quarter, about the same level as the final quarter of the previous year. However, average production for the quarter declined by five percent from the record high level of 615,000 boe per day achieved in the first quarter of 2004. The decline resulted primarily from production losses related to the unscheduled shut- downs of the partner-operated Snorre and Vigdis fields as well as unscheduled shutdowns and planned maintenance stops of other fields. Operating income for Energy and Oil Marketing amounted to NOK 1,046 million for the quarter which was NOK 313 million higher than the first quarter of the previous year. The increase was strongly influenced by unrealized gains relating to the valuation of a gas purchase contract of roughly NOK 250 million.

Aluminium’s operating income amounted to NOK 1,341 million for the quarter, declining by NOK 288 million from the first quarter of 2004. Results relating to Hydro’s upstream operations improved as a result of increased volumes and strong aluminium prices. Primary metal production increased by seven percent compared to the first quarter of 2004 to 444,000 tonnes. The increase resulted primarily from the Sunndal expansion. Compared to the first quarter of 2004, Hydro’s realized aluminium price in US dollars increased about 17 percent to US dollar 1,793 per tonne. Realized prices in Norwegian kroner improved by eight percent. The developments in operating income also reflected unrealized losses on London Metal Exchange (LME) contracts of NOK 86 million for the quarter compared to unrealized gains of NOK 349 million in the first quarter of the previous year. Reduced volumes and margins in the company’s down- stream operations also had a negative impact for the quarter. The Aluimprover de-manning and cost reduction program was completed at the end of the first quarter, on schedule, and at a total cost substantially lower than originally estimated and with expected future annual savings on target. Ongoing negotiations relating to the potential aluminium plant in Qatar are proceeding as planned.

Outlook for the coming quarters
Oil prices are expected to remain high. Continued high volatility in the gas and power markets can be expected to impact the valuation of contracts resulting in unrealized gains and losses in future quarters. Planned maintenance shutdowns are expected to impact production levels for oil and gas in the next two quarters. Exploration drilling activity is expected to remain high throughout 2005.

Towards the middle of April, aluminium trading on the LME ranged between US dollar 1,850 -1,950 per tonne. Upstream market fundamentals appear relatively sound. Economic growth is expected to continue in 2005 at a lower rate than the previous year. Chinese exports of primary aluminium could reach levels similar to 2004 as a result of high prices despite the imposition of export taxes effective 1 January 2005. Downstream European market developments are expected to remain weak. Indicators for the US market are positive but with lower expected growth rates. The Chinese downstream market is estimated to show continued strong growth.

4    | Hydro’s Quarterly Report 1st quarter  –  2005

First quarter 2005

		Non-cons. inv.,
		interest &		Depreciation
	Operating	selected	Other	and	Adjusted
NOK million	income (loss)	fin. items	income	amortization	EBITDA

Hydro Oil & Energy	9,842	35	—	2,539	12,416
Hydro Aluminium	1,341	192	—	903	2,436
Other activities	175	121	—	126	422
Corporate and eliminations	396	177	—	5	578

Total 1)	11,754	525	—	3,573	15,852

1)	See specification on page 36.

Earnings from non-consolidated investees amounted to NOK 213 million in the first quarter, compared to NOK 131 million in the same period of the previous year. The increase resulted primarily from strong results from Alunorte, the Brazilian alumina refinery owned 34 percent by Hydro.

Other income (loss) was zero for the first quarter of 2005, compared to NOK 110 million for the corresponding quarter of the previous year. Other income for the first quarter of 2004 related to a gain on the divestment of 80.1 percent of Pronova Biocare.

Income tax expense for the first quarter amounted to NOK 7,283 million compared to NOK 5,786 million the corresponding period of the previous year. Income tax expense represented approximately 66 percent and 65 percent of pretax income in the respective quarters.

Cash flow from operations for the first quarter amounted to NOK 8.5 billion, an equivalent amount compared to the corresponding period of 2004.

Investments amounted to NOK 3.5 billion for the quarter. Roughly 80 percent of the amount invested related to oil and gas operations.

The contribution to Return on average Capital Employed (RoaCE1) was 5.0 percent for 2005. The RoaCE contribution for the quarter is based on actual earnings and capital employed for the period and has not been annualized.

1)	RoaCE is defined as “Earnings after tax” divided by average “Capital Employed”. See also discussion pertaining to Non-GAAP financial measures included later in this report.

Hydro’s Quarterly Report 1st quarter  –  2005 |   5

Hydro Oil & Energy

Operating income (loss)

	First quarter		Year
NOK million	2005	2004	2004

Exploration and Production	9,057	7,082	28,363
Energy and Oil Marketing	1,046	733	2,650
Eliminations	(261)	3	131

Total	9,842	7,818	31,144

Adjusted EBITDA

	First quarter		Year
NOK million	2005	2004	2004

Exploration and Production	11,456	9,593	38,168
Energy and Oil Marketing	1,220	907	3,478
Eliminations	(260)	3	132

Total	12,416	10,503	41,778

	First quarter		Year
	2005	2004	2004

Oil and gas production (thousands boe/d)	584	615	572
Oil price (USD/bbl)	46.40	31.60	37.30
Oil price (NOK/bbl)	291.70	218.30	251.30
Average exchange rate USD/NOK	6.29	6.91	6.74
Gas price (NOK/Sm3)	1.47	1.10	1.09
Exploration expense (NOK million)	308	249	1,264

Hydro Oil & Energy consists of the two sub-segments: “Exploration and Production” and “Energy and Oil Marketing”.

Operating income
First quarter operating income for Oil & Energy increased by 26 percent compared to the same period last year to NOK 9,842 million. The record results for the quarter mainly resulted from the continuing very high oil and gas prices. Gas activities and oil trading activities also showed strong results compared to the same period last year, heavily impacted by unrealized gains on gas contracts.

Market developments
Average market prices for crude oil were US dollar 47.5 per barrel in the first quarter, about US dollar 3.6 per barrel higher than fourth quarter prices. The underlying state of the oil market was characterzed by resilient oil demand growth, stretched spare oil capacity and increasing supply-side insecurity, strong premiums for light-sweet crude, and a very strong oil products market. Oil price volatility was a key feature during the first quarter, with shifting winter temperatures driving short-term price developments. Strong demand for gas in the European markets continued and gas price developments were supported by the high oil prices as these markets remain closely linked. Nordic electric power prices increased during the quarter, and increasing Nordpool forward prices reflected decreasing reservoir levels during the first quarter.

Hydro realized average crude oil prices during the first quarter of US dollar 46.4 per barrel, compared with US dollar 31.6 per barrel in the corresponding period last year and US dollar 41.8 in the fourth quarter of 2004. Hydro’s average realized crude oil price was US dollar 1.1 below the average Brent price of US dollar 47.5 per barrel, reflecting negative price differentials on oil mainly from the Grane field, which is heavier than Brent blend and therefore sold at lower average prices. Measured in Norwegian kroner, oil prices were NOK 291.7 per barrel, about 34 percent higher than in the first quarter of 2004 and about 11 percent higher than in the fourth quarter of 2004.

Realized gas prices in the first quarter were 34 percent higher than in the corresponding period last year, amounting to NOK 1.47 per standard cubic meter (Sm3), or 23 percent higher than the realized gas price of NOK 1.20 per Sm3 in the fourth quarter. The positive development reflected increased reference prices (oil products) for long-term gas contracts, as well as increased spot prices for gas.

6    | Hydro’s Quarterly Report 1st quarter  –  2005

The spot price in the Nordic market for electric power averaged NOK 214 per MWh in the first quarter of 2005, compared with NOK 246 per MWh in the corresponding period last year. The spot price averaged NOK 226 per MWh in the fourth quarter of 2004. Water reservoir levels in Norway and Sweden were close to normal by the end of the first quarter and considerably higher than at the end of the same quarter last year. During the first quarter, both spot and forward prices for supply of electric power increased compared to spot and forward prices at the end of the fourth quarter.

Adjusted EBITDA
Oil & Energy adjusted EBITDA for the first quarter was NOK 12,416 million, an increase of 18 percent compared with the same period last year.

Factors affecting developments in the coming quarters
Oil and gas prices are expected to remain high. A high degree of market volatility is expected to continue and could have a substantial impact on marked-to-market valuation of gas and power contracts. The Oseberg Sør J-structure is expected to start production in the second quarter of 2005. Output from the partner-operated Snorre field on the Norwegian Continential Shelf (NCS) will continue to be lower than normal, due to reduced capacity for injection of associated gas. Planned maintenance shut downs in the second and third quarter will contribute to lower production levels in these quarters. The production loss in the second quarter is estimated at 30,000 barrels per day. Hydro has increased its exploration level from 2004, and expects to complete the drilling of approximately 15 wells in the first half of 2005. In 2004, Hydro secured drilling rig capacity for the 2005 NCS drilling program. To ensure access to drilling rig capacity on the NCS for sub-sequent years, Hydro has entered into a long-term agreement together with Shell, ENI and Statoil to jointly charter and use three mobile drilling rigs from 2006 through 2008.

Exploration and Production

Operating income
First quarter operating income for Exploration and Production was NOK 9,057 million, which is 28 percent higher than in the same period last year, and 27 percent higher than in the fourth quarter of 2004. Increased prices for both oil and gas were the main drivers for the improvement in the quarter.

Average oil and gas production in the first quarter of 2005 reached 584,000 boe per day. This is close to the level achieved in the fourth quarter of 2004 of 591,000 boe per day, but a decrease of 31,000 boe per day compared with the record high first quarter of 2004. Oil production in the first quarter of 2005 amounted to 406,000 barrels per day, which was 9,000 barrels lower than in the fourth quarter of 2004 and 36,000 barrels lower than in the same period last year. Production start-up of the partner-operated Snorre and Vigdis fields on the NCS was delayed following a shutdown, due to a serious gas leakage on Snorre, at the end of November 2004. Towards the end of January 2005, these fields gradually restarted production. Production from Snorre has not reached normal production levels since the shut-down, due to reduced capacity for injection of associated gas. Production losses related to these two fields are estimated at approximately 18,000 boe per day for the first quarter. Unscheduled shutdowns and planned maintenance stops on other fields resulted in oil production losses of approximately 10,000 boe per day during the quarter. Gas production in the quarter amounted to 178,000 boe per day compared to 176,000 boe per day in the fourth quarter of 2004. Gas production was approximately 5,000 boe per day or three percent higher than in the first quarter last year. The increase reflected higher volumes sold to European continental customers sourced from gas fields that came on stream late in 2003 and in 2004 which are currently building up production. During the year, the strong gas market, combined with high gas production, is expected to offset the reduction in oil production and the Company expects to reach its production target of 575,000 boe per day for the year.

Production costs1) amounted to NOK 19.6 per boe for the first quarter of 2005, compared to NOK 17.1 per boe for the same period last year. The increase mainly resulted from lower production volumes and the start-up of gas injection into the Grane field. Production costs for 2005 as a whole are estimated to amount to NOK 24 per boe.

Exploration costs of NOK 308 million were charged to results in the quarter, compared to NOK 249 million in the first quarter of last year. Five exploration wells were drilled during the quarter and two discoveries were made; one in Denmark (Hejre 2) and one on Block 17 in Angola (Perpetua 2). The first well in the new drilling campaign in the Norwegian Barents Sea, the Hydro-operated Obelix, was completed as a dry hole in March and charged to expense. Drilling operations currently underway include the Hydro-operated Azar 2 exploration well in Iran, and four other wells on the NCS, including the Statoil-operated Guovca well in the Norwegian Barents Sea. In the first quarter of 2005, Hydro won six blocks in the Gulf of Mexico lease sale 194 of which one block is awarded. Hydro has also signed an agreement with BP, acquiring an additional 80 percent interest in SDL 1040 (Torbay), reaching an ownership share of 90 percent, and a 50 percent interest in EL 2403 (Cabot), both in Canada.

Adjusted EBITDA
Exploration and Production adjusted EBITDA in the first quarter was NOK 11,456 million, an increase of 19 percent compared with the same period last year.

Projects under development
Hydro-operated: A Plan for Development and Operation (PDO) for the Fram Øst field, which is located near the Troll field in the North Sea,

1)	Production cost is comprised of the cost of operating fields, including CO2 emission tax, insurance, gas purchased for injection, and lease costs for production installations, but excluding transportation and processing tariffs, operation costs for transportation systems and depredation.

Hydro’s Quarterly Report 1st quarter – 2005 | 7

was submitted to the Norwegian authorities in February 2005 and approved in April. Fram Øst is expected to come on stream in the fourth quarter of 2006 and reach a plateau production level of approximately 11,000 boe per day (Hydro’s share). The Ormen Lange project is proceeding according to schedule and on budget.

Partner-operated: A PDO for the Volve field, which is located near the Sleipner field in the North Sea, was submitted to the Norwegian authorities in February of 2005 and approved in April. Production from the Volve field is expected to begin in the spring of 2007 and reach a plateau production level of approximately 6,000 boe per day (Hydro’s share). The investment estimate for the Kristin field was increased by NOK 1.4 billion in March 2005. The new total investment estimate is NOK 20.8 billion. Hydro’s equity interest in Kristin is 14 percent.

Business development
In 2005, Hydro acquired an additional 12.5 percent working interest from BHP Billiton in the Atwater Valley block 63 in the Gulf of Mexico, including the Telemark discovery. After the purchase Hydro holds a 70 percent interest in the block as operator.

Energy and Oil Marketing

Operating income
Energy and Oil Marketing operating income was NOK 1,046 million in the first quarter of 2005, which is about the same level as in the fourth quarter of 2004. Compared with the first quarter last year, operating income increased by about 43 percent. The increase primarily relates to gas activities and oil trading activities.

Operating income from Power activities was NOK 235 million in the first quarter of 2005, a reduction of 21 percent compared with the same period in 2004. Power production in the first quarter was 2.8 TWh, around 12 percent higher than the same period in 2004. Hydro’s reservoir levels at the end of the first quarter were above the normal level and 46 percent higher than at the end of the same quarter last year. The decline in operating income resulted from unrealized losses on power contracts marked-to-market at the end of the quarter, in addition to lower realized prices.

Operating income from Gas activities was NOK 637 million in the first quarter of 2005, an increase of 72 percent compared with the same period last year. Gas activities consist of gas transportation and gas trading activities. Operating income for gas transportation is relatively stable from quarter to quarter and amounted to NOK 439 million for the first quarter of 2005, compared to NOK 422 million in the same period last year. Operating income for gas trading amounted to NOK 198 million in the first quarter of 2005, compared to a negative result of NOK 51 million in the same period last year. The increased result for the first quarter included substantial unrealized gains on gas contracts marked-to-market by the end of the quarter. Certain of the Company’s supply commitments in Continental Europe are sourced from external suppliers in the United Kingdom. Based on the high liquidity of the UK gas market relative to the Continental gas market, these UK sourcing contracts are accounted for as derivatives, whereas supply contracts to the relevant less liquid Continental market are not. The different accounting treatment of the offsetting contracts results in a high degree of volatility in the financial results for Hydro’s gas operations. The current quarter included an unrealized gain related to these UK sourcing contracts of roughly NOK 250 million.

Operating income from Oil trading activities amounted to NOK 104 million for the first quarter of 2005, which is an increase of 70 percent compared to first quarter last year. The positive oil and gas liquids trading result was influenced by favorable trading positions.

Operating income for Oil Marketing was NOK 47 million in the first quarter, which is NOK 26 million higher than in the same period last year.

Adjusted EBITDA
Energy and Oil Marketing adjusted EBITDA in the first quarter was NOK 1,220 million, an increase from the first quarter last year of 35 percent. Hydro’s share of net income from non-consolidated investees improved by NOK 10 million compared to the same period last year.

Projects under development
A Plan for Installation and Operation has been submitted to the Norwegian Ministry of Oil and Energy for the partner-operated Tampen Link gas pipeline. The Tampen Link will be 23 km long and will tie Statfjord into the existing Flags gas transport system, which runs to St Fergus in Scotland on the UK continental shelf. The pipeline is expected to be ready to export gas beginning 1 October 2007. Hydro owns 10.5 percent of the Tampen Link.

Eliminations Oil & Energy

As part of its downstream activities, Hydro Energy enters into purchase contracts for natural gas with Exploration and Production for resale to external customers. Hydro Energy recognizes both the internal purchase and the external sales contracts at market value. As a result, Hydro Energy recognizes unrealized gains and losses on the internal contracts as a result of fluctuations in the forward price of gas. Exploration and Production regard the supply contracts to Hydro Energy as normal sales agreements and does not recognize unrealized gains and losses on the contracts. Eliminations of the internal sales and purchase contracts between Hydro Energy and Exploration and Production resulted in a negative effect on the operating income for Oil and Energy of NOK 271 million in the first quarter as a result of increasing forward prices. In comparison, elimination of the internal sales and purchase contracts resulted in positive effects for Oil & Energy of NOK 444 million in the fourth quarter of 2004, and NOK 144 million for the year as a whole.

8 | Hydro’s Quarterly Report 1st quarter – 2005

Hydro Aluminium

Operating income (loss)

	First quarter		Year
NOK million	2005	2004	2004

Metals	1 ,239	968	866
Rolled Products	230	148	626
Extrusion and Automotive	(36)	182	241
Other and eliminations 1)	(92)	331	72

Total	1 ,341	1 ,629	1,805

Adjusted EBITDA

	First quarter		Year
NOK million	2005	2004	2004

Metals	1 ,789	1 ,473	5,298
Rolled Products	395	335	1,361
Extrusion and Automotive	343	568	1,925
Other and eliminations 1)	(91)	332	72

Total	2,436	2,708	8,656

	First quarter		Year
	2005	2004	2004

Aluminium price LME (USD/tonne)	1 ,793	1 ,528	1,638
USD/NOK, realized 2 )	6.58	7.13	6.98
Primary production (Kmt) 3)	444	415	1,720

1)	Other includes urealized gains and losses on LME-contracts. The effects of these contracts are included in the results for the segment when realized.
2)	Difference between realized exchange rate and spot rate at the date of transaction is reported as currency gain/loss (excluding hedge contracts) and not included in operating income or adjusted EBITDA.
3)	Volumes includes production in the Variable Interest Entity Slovalco.
The Aluminium business area consists of the following sub-segments: Metals (Primary Metals and Metal Products), Rolled Products and Extrusion and Automotive (including the North America unit). As of the first quarter 2005, Magnesium operations have been transferred from the Metal Products sector to the Automotive sector, the automotive industry being the dominant customer segment for this business. Previous periods have been reclassified to reflect the change.

Operating income
Aluminium’s operating income for first quarter was NOK 1,341 million compared to NOK 1,629 million in the first quarter of 2004. Hydro’s production of primary metal increased seven percent to 444,000 tonnes compared to the first quarter of the previous year. The major part of the increase resulted from the expansion of the Sunndal plant. However, positive effects of increased prices and volumes for the upstream business were offset by reduced volumes and margins in the downstream business. In addition, results in first quarter of 2004 included unrealized gains on LME contracts amounting to NOK 349 million compared to unrealized losses of NOK 86 million in the current quarter.

Market developments
The average market price for aluminium (LME three-month average) increased 13 percent to US dollar 1,887 per tonne for the first quarter. The average price increased three percent measured in Norwegian kroner.

Western World shipments of primary metal (CRU International) increased an estimated four percent in the first quarter compared to the first quarter of last year. The corresponding global increase was estimated at 5.5 percent. The average increase in shipments for 2004 as a whole amounted to 7.5 and nine percent respectively. Production also increased, but at a lower rate.

Hydro’s Quarterly Report 1st quarter – 2005 | 9

Production and consumption in China increased by around 12 percent during the first quarter of 2005 compared to the same period last year. Net exports of primary aluminium continued at a high level during January and February with total reported volumes amounting to roughly 130,000 tonnes. An expected decline in exports as a result of changes in Chinese export tax regulations, was apparently offset by the increasing LME prices. However, including scrap, semi-fabricated and other aluminium products, China’s total aluminium trade was approximately in balance during this period.

Reported inventories, including producers’ inventories (reported from the International Aluminium Institute) and LME inventories, declined by approximately 90,000 tonnes during the quarter, to a level which is 16 percent lower than the reported level at the end of the first quarter 2004.

The rolled products market in Western Europe (as estimated by CRU) was flat in the first quarter 2005 compared to the first quarter of last year. The market for standard rolled products such as general engineering and building products remained weak during the quarter. The transport market sector showed some signs of improvement, and positive developments were reported for the can stock sector, influenced by the trend of conversion from steel to aluminium. Markets for specialized products, such as aircraft and lithographic sheet, continued to be relatively good. However, overall margins remained under pressure, due to continuing overcapacity and a weak US dollar against the Euro.

Hydro’s shipments of rolled products in Western Europe decreased slightly in the first quarter of 2005 compared to the same period in 2004. Approximately 72 percent of Hydro’s sales are within Western Europe.

The US market for rolled products is still growing, although at a lower rate than last year. According to CRU, shipments increased about four percent during the first quarter 2005 compared to the same quarter last year. Hydro’s shipments into the US increased in excess of local market growth.

The market for general extrusions in Europe weakened during the first quarter 2005 compared to the same quarter in 2004 and shipments declined about seven percent. A build up of customer inventories during 2004 and corresponding reduced customer inventories in the first quarter of 2005 appears to be the primary reason for the weak market. The decline was also influenced by a prolonged winter, slowing building and construction activities. European market developments for the quarter compared to the first quarter of the previous year remained relatively unchanged, adjusted for these inventory changes. Extrusion margins were stable compared to the end of 2004 but lower than first quarter of last year.

The US extrusion market continued to develop positively. According to CRU, shipments increased by about six percent in the first quarter compared to the same period last year. Hydro’s shipments increased at a higher rate. Margins were slightly down from 2004.

Market analysis for global light vehicle sales indicates an increase of about half of one percent in the first quarter 2005 compared to the first quarter last year. Sales in the US were flat and Western European sales declined by around two percent. The Chinese market continued to show more positive signals. Activity levels for Hydro’s automotive business were down about 11 percent in the first quarter compared to the same quarter of 2004, primarily due to weak market conditions as well as plant closures.

Adjusted EBITDA
Adjusted EBITDA for the first quarter was NOK 2,436 million, compared to NOK 2,708 million for the corresponding quarter of last year. Results from non-consolidated investees amounted to NOK 139 million, compared to NOK 57 million for the first quarter of 2004. The increase mainly resulted from strong results from the Alunorte alumina refinery in Brazil.

Factors affecting developments in the coming quarters
In the middle of April 2005, aluminium (three-month LME) was trading at around US dollar 1,850 — 1,950 per tonne. Historically, aluminium price developments have correlated with changes in US dollar exchange rates, with a weaker US dollar supporting stronger aluminium prices. In addition, declining reported inventories indicate sound market fundamentals for aluminium metals.

Western World industrial production increased by about 4.5 percent in 2004. Economic growth is expected to continue through 2005, but at a more moderate rate than in 2004. Growth forecasts for the EU have recently been adjusted downwards. Primary aluminium shipments largely develop in line with industrial production over time, but with significant annual deviations, due to changing levels of customer inventories during the business cycle. Inventories apparently increased within the downstream, manufacturing sectors of the aluminium industry during 2004. As a result, more moderate growth in metal shipments was evident for the first quarter of 2005. This development is expected to continue through the year.

Due to the increase in aluminium prices, Chinese exports of primary aluminium for 2005 may approach the 2004 level of 650,000 tonnes, despite high alumina prices and introduction of export taxes.

The European rolled products market is expected to show only a modest growth during the year. Margins for standardized products are expected to remain under pressure. Margins for more specialized products, such as lithographic sheet, are expected to remain relatively firm. Developments in the European extrusion market appears likely to continue into the second quarter with weaker sales and relatively stable margins. Indicators for the US rolled products and extrusion markets remain healthy, but growth rates have slowed compared to 2004. Some improvement is expected in

10 | Hydro’s Quarterly Report 1st quarter – 2005

the global automotive market, resulting in a moderate increase for 2005, but at a lower growth rate than the 3.6 percent increase experienced in 2004. The US market is expected to be flat while the European market is expected to be negative. The Chinese market is estimated to increase by as much as 20 percent in 2005.

Improvement programs
The Aluimprover project was completed on schedule at the end of the first quarter. Annual cost savings, which were targeted at NOK 350 – 400 million, are now expected to reach about NOK 380 million. Roughly 65 percent of this amount is expected to be achieved by the end of 2005 and the remainder by the end of 2007. Project costs amounted to NOK 470 million at the end of the quarter including NOK 6 million charged in the first quarter of 2005. Total implementation costs, including project administration costs of NOK 30 million, are expected to be NOK 480 million, which is NOK 320 million lower than original estimates. Total demanning related to the project is expected to be the equivalent to 725 man years at the end of the program. The lower costs resulted primarily from the slight reduction in the expected number of redundancies and differences between estimated and actual age profile of employees made redundant.

In addition to costs related to the Aluimprover project, Hydro expects total charges of NOK 300 – 350 million related to closure of the Søderberg lines at Høyanger and Ardal in Norway, to be incurred before the end of 2006.

Costs related to the closure of the Leeds automotive plant in the UK amounted to NOK 174 million in the first quarter. Sales of assets during the remainder of 2005 are expected to reduce the final cost of the closure.

Metals

Operating income
Metals operating income for the first quarter was NOK 1,239 million, compared to an operating income of NOK 968 million for the first quarter of last year. Increased volumes reflected new capacity and higher capacity utilization.

Hydro’s realized aluminium price strengthened to US dollar 1,793 per tonne in the first quarter of 2005, compared to US dollar 1,528 per tonne for the same quarter of 2004. The realized NOK/US dollar exchange rate declined by eight percent to NOK 6.58 over the same period. Measured in Norwegian kroner, the realized aluminium price improved by approximately eight percent. Realized prices and exchange rates include the effect of the Sunndal hedges with a positive effect in the first quarter of NOK 141 million.

Excluding hedges, improved margins contributed approximately NOK 28 million to operating income for the first quarter of 2005, compared with the same period of 2004. Positive effects relating to higher aluminium prices and product premiums measured in US dollars were partly offset by the impact of lower NOK/US dollar exchange rates and higher raw material costs.

Realized effects of hedges, which are comprised of LME future contracts and US dollar forward contracts, positively impacted the results by NOK 141 million in the quarter, compared to NOK 129 million in the same period of the previous year. The first quarter of 2005 included a realized loss of NOK 52 million on related LME future contracts and a gain on US dollar forward contracts of NOK 193 million.

Sourcing and Trading contributed NOK 174 million to operating income in the first quarter of 2005, compared to NOK 235 million for the first quarter of the previous year. Unrealized losses on LME contracts and gains on currency contracts relating to Sourcing and Trading, which are excluded from the amounts indicated above1), amounted to net loss of about NOK 100 million in the first quarter of 2005, compared to a corresponding net loss of about NOK 120 million in the same period of the previous year.

Volumes for the quarter relating to Hydro’s primary smelter production increased approximately seven percent compared to the first quarter of 2004. The increase mainly reflected new capacity resulting from the Sunndal expansion in Norway. Volumes relating to casthouse products also increased as a result of improved capacity utilization and the new capacity at Sunndal. In total, increased shipments resulted in improved operating results of approximately NOK 111 million for the quarter compared with the first quarter of 2004.

Fixed costs declined approximately NOK 150 million in the quarter mainly as a result of costs related to divested business (NOK 100 million) and reduced relining cost (NOK 37 million).

Adjusted EBITDA
Adjusted EBITDA for Metals in the first quarter of 2005 was NOK 1,789 million compared to NOK 1,473 million in the first quarter of the previous year. Adjusted EBITDA included negative currency effects relating to Alunorte in the amount of NOK 10 million. Adjusted EBITDA was also influenced by improved operating results from Alunorte resulting from higher prices and increased volumes.

1)	The results exclude the effects of mark-to-market adjustments on LME contracts entered into by Sourcing and Trading. Such effects are included as part of Other and eliminations along with unrealized gains and losses on LME contracts entered into by other units in Aluminium. Gains and losses on LME contracts are included in the various units’ results when realized. In addition, the results exclude gains and losses on currency contracts purchased to hedge currency positions resulting from operations, which are included in financial items.

Hydro’s Quarterly Report 1st quarter – 2005 | 11

Projects under development
Hydro’s investment projects are progressing according to plan and within budget. Ongoing negotiations with Qatar Petroleum relating to the potential development of a 570 000 tonne capacity aluminium plant in Qatar are progressing as planned. The expansion of Alunorte is on plan with full production scheduled in the third quarter of 2006. The expansion project in Alouette, Canada, is progressing ahead of plan and on budget. Approximately half of the new capacity was operational by the end of the first quarter of 2005.

Rolled Products

Operating income
Rolled Products operating income for the first quarter was NOK 230 million compared to NOK 148 million in the corresponding period last year. Approximately NOK 100 million of the increase in operating income resulted from the reversal of loss accruals.

Margins measured in Euro were lower for the quarter due to unfavorable market developments in addition to negative effects of the weakened US dollar against the Euro. However, the continued improvement in product mix partly offset the negative market effects. Margins measured in Norwegian kroner were further depressed by the stronger NOK/Euro exchange rate. Inventory losses amounted to NOK 9 million compared to inventory gains of NOK 17 million in first quarter 2004.

Sales volumes were relatively stable.

Fixed cost reductions from improvement programs amounted to around NOK 20 million. In addition fixed costs declined due to currency translation effects of a stronger NOK against the Euro.

Adjusted EBITDA
Adjusted EBITDA in the first quarter 2005 was NOK 395 million compared to NOK 335 million for the first quarter of 2004.

Extrusion and Automotive

Operating income
Extrusion and Automotive incurred an operating loss of NOK 36 million for the quarter, compared to an operating income of NOK 182 million in the first quarter of last year. Operating income for the Extrusion sector amounted to NOK 114 million in first quarter 2005 compared to NOK 132 million in the corresponding quarter of the previous year. The results for the first quarter of 2004 included plant closure costs of NOK 35 million. Reduced volumes were the main reason for the decline in operating income. The Automotive and North America sectors incurred operating losses in the first quarter of 2005 amounting to NOK 144 million and NOK 8 million respectively. Costs related to the closure of the Leeds automotive plant in the UK amounted to NOK 174 million in the first quarter of 2005.

Margins measured in local currencies were relatively stable, however, margins declined measured in Norwegian kroner, in particular relating to the Extrusion sector. Automotive margins improved somewhat.

Volumes declined primarily from changes in customer inventory levels, as well as reduced demand in the automotive industry overall.

Fixed costs declined mainly as a result of improvement programs and from reduced business activity.

Adjusted EBITDA
Adjusted EBITDA in the first quarter 2005 was NOK 343 million compared to NOK 568 million for the first quarter of 2004.

Other and eliminations

Unrealized losses on LME contracts amounted to NOK 86 million in the first quarter 2005, compared to a gain of NOK 349 million in the first quarter 2004. The unrealized loss in the first quarter of 2005 mainly related to losses on operational hedges for sub-segments in Hydro Aluminium for which hedge accounting is not applied. Offsetting changes to the value of physical contracts, which are not marked to their market value, are not reflected in the results. These effects, along with the effects of hedging contracts, will be reported as part of the sub-segments’ results when realized.

12 | Hydro’s Quarterly Report 1st quarter – 2005

Other activities

Operating income (loss)

	First quarter		Year
NOK million	2005	2004	2004

Polymers	194	73	254
Other	(19)	20	58

Total	175	93	312

Adjusted EBITDA

	First quarter		Year
NOK million	2005	2004	2004

Polymers	326	211	774
Other	96	269	589

Total	422	480	1,363

Other activities consists of BioMar Holding A/S, Hydro Business Partner, the casualty insurance company Industriforsikring and Polymers (formerly Petrochemicals).

Hydro other businesses

Polymers
Operating income for Polymers was NOK 194 million in the first quarter 2005, compared to NOK 73 million for the first quarter 2004. The improved result was primarily due to higher S-PVC and caustic soda prices, partly offset by an increase in raw materials costs.

Adjusted EBITDA for the first quarter 2005 was NOK 326 million compared to NOK 211 million for the first quarter 2004. Results from non-consolidated investees amounted to NOK 46 million compared to NOK 56 million in 2004.

The new chlorine plant at Rafnes, Norway and the expansion at Noretyl, a 50 percent Hydro investee, are progressing according to plan and on budget. Start-up at Rafnes is expected during the summer of 2005 and completion at Noretyl is expected during the second half of 2005.

Other
In January 2004, Hydro divested 80.1 percent of its shares in Pronova Biocare resulting in a gain of NOK 110 million. On 15 April 2005, Hydro agreed to sell its remaining interest in Pronova Biocare for NOK 275 million. A gain on the sale amounting to approximately NOK 230 million will be recognized in the second quarter results for 2005.

Hydro’s Quarterly Report 1st quarter – 2005 | 13

Corporate activities and eliminations

Operating income for Corporate activities and eliminations amounted to NOK 396 million for the quarter compared to an operating loss of NOK 264 million in first quarter of 2004. The result for the quarter includes a credit of NOK 535 million relating to the elimination of unrealized losses on power purchase contracts compared to a credit of unrealized losses of NOK 154 million in the first quarter of the previous year.

Hydro Energy is responsible for ensuring the supply of electricity for the Company’s own consumption, and has entered into sales contracts with other units in the Group. Certain of these sales contracts are recognized at market value by Hydro Energy while the related internal purchase contracts are regarded as normal purchase agreements by the consuming units and are not recognized at market value. The elimination of the market value adjustment within Hydro Energy resulted in the positive effect on the operating income indicated above.

The amount eliminated for the first quarter of 2005 included NOK 224 million relating to a significant power contract newly classified as a derivative for accounting purposes. Hydro periodically reconsiders its contract portfolio and related markets to ensure that conclusions regarding its derivative accounting treatment are current, and to evaluate future market liquidity in order to value such contracts. During the quarter, Hydro concluded that market conditions support classifying one additional significant power contract as a derivative to be marked-to-market.

The power purchase contracts have durations of up to 15 years and can result in significant unrealized gains and losses, impacting the reported results in future periods. The magnitude of the reported effects depends on changes in forward prices for electricity and changes in the contract portfolio.

Net costs related to pensions and related social security for the quarter amounted to NOK 15 million, compared to NOK 247 million in the corresponding quarter of 2004. The amount for the first quarter of 2005 included the reversal of a settlement loss charged to Extrusion and Automotive related to the plant closure in Leeds amounting to NOK 154 million. Such losses are required to be amortized in Hydro’s consolidated accounts. The effect of reversing the charge and amortizing the unrecognized net losses is included in the results for the period. Net pension costs also declined for the quarter primarily due to increased recovery of pension costs from the Company’s operating units.

Finance

	First quarter		Year
NOK million	2005	2004	2004

Interest income	207	184	973
Dividends received / net gain (loss) on securities	105	118	190

Interest income and other financial income	312	302	1,163

Interest expense	(410)	(565)	(2,077)
Capitalized interest	165	132	664
Net foreign exchange gain (loss)	(951)	(454)	1,350
Other	(26)	(39)	(964)

Interest expense and foreign exchange gain/(loss)	(1,222)	(926)	(1,027)

Net financial income (expense)	(910)	(624)	136

Net financial expenses for the first quarter amounted to NOK 910 million compared to NOK 624 million for the first quarter of 2004. The current quarter included a net foreign currency loss of NOK 951 million mainly related to the Company’s US dollar denominated debt and foreign currency contracts. The US dollar strengthened during the quarter by around 5 percent against both the Norwegian krone and the Euro, but was relatively stable against the other main currencies impacting the Company’s financial result. The first quarter of 2004 included a corresponding currency loss amounting to NOK 454 million.

The reduction in net interest expense for the quarter compared to the same quarter last year resulted primarily from a NOK 9 billion reduction in average interest-bearing debt and, on average, NOK 6 billion higher bank deposits.

Net interest-bearing debt was further reduced by NOK 4 billion during the quarter resulting in net interest-bearing assets (cash and liquid assets in excess of interest-bearing debt) amounting to NOK 5 billion. Income taxes of NOK 11.5 billion were paid on 1 April 2005.

14 | Hydro’s Quarterly Report 1st quarter – 2005

Hydro’s adjusted debt/equity ratio, defined as net interest-bearing debt (including net unfunded pension obligations, after tax, and the present value of operating lease obligations) divided by equity plus minority interest, was 0.07 at the end of the quarter, compared to 0.11 at the end of the fourth quarter 2004.

Tax

The provision for current and deferred taxes for the first quarter amounted to NOK 7,283 million, approximately 66 percent of income from continuing operations before tax. The amount consists mainly of current taxes. The equivalent amount for the first quarter of 2004 was NOK 5,786 million, approximately 65 percent of income from continuing operations before tax.

The high tax percentage in both 2005 and 2004 resulted from oil and gas activities in Norway, which account for a relatively large part of earnings and are charged a marginal tax rate of 78 percent.

Discontinued operations

Income from discontinued operations was zero for the first quarter of 2005 compared to NOK 1,083 million for the first quarter of the previous year. The amount relates to activities transferred to Yara International ASA in the agri demerger transaction completed 24 March 2004. All results directly connected to the demerged operations as well as the demerger transaction costs and gains are included in Income from discontinued operations. The amount includes Yara’s results for the period up to its listing on the Oslo Stock Exchange and the direct costs of the demerger. The amount also includes Hydro’s gain from the sale of its 20 percent shareholding in Yara, amounting to NOK 385 million after tax. The effects of internal transactions, including interest and currency gains and losses, are excluded from Income from discontinued operations. Further information relating to the discontinued operations and further specification of related amounts can be found later in this report.

Oslo, 26 April 2005
Board of Directors

Hydro’s Quarterly Report 1st quarter – 2005 | 15

Liquidity and Capital Resources

Reference is made to the “Liquidity and Capital Resources” section of the Company’s annual report filed on Form 20-F for the year ended 31 December 2004 (the 2004 20-F).

Cash flow
Hydro has historically financed its operations primarily through cash generated by operating activities. During the first quarter of 2005, the net cash generated by the Company’s operations of approximately NOK 8.5 billion was more than sufficient to fund the net cash used in investing activities of approximately NOK 6.5 billion including investments in bank term deposits of about NOK 4.4 billion.

Net cash provided by operating activities amounted to NOK 8,468 million for the three months ended 31 March 2005, which is about the same level as in the corresponding period of the prior year. Net cash provided by operating activities amounted to NOK 8,539 million for the three months ended 31 March 2004.

Net cash used in investing activities in the first quarter of 2005 amounted to NOK 6,517 million compared to NOK 2,845 million for the same period of the prior year, higher by NOK 3,672 million. This increase was primarily due to significantly higher purchases of short-term investments reflecting a change in investment policy during 2004. Hydro’s previous policy required that all cash should be deposited with a maximum maturity of 3 months. However, to take advantage of somewhat higher interest rates, as well as having the opportunity of matching maturities with specified and known large cash outflows (e.g. oil tax payments, dividend payments, etc.), the maximum maturity for the cash deposits has been increased to 12 months. During the first quarter of 2005, NOK 4,412 million of the Group’s liquidity was deposited on bank term deposits with original maturities beyond 3 months. As a result, such amounts are classified as net cash used in investing activities and included with other liquid assets on the balance sheet. In addition, the Company received approximately NOK 1.1 billion relating to the sale of its 10 percent ownership interest in the Snøhvit field partially offsetting the impact of the substantially higher purchases of short-term investments.

Net cash used in financing activities was NOK 899 million in the first quarter of 2005 compared to net cash used in financing activities of NOK 3,382 million for the corresponding period of the prior year. The lower net cash outlay was mainly due to substantially lower loan repayments in the first three months of 2005 compared to the same period of the prior year.

The Company’s agri business was transferred to Yara International ASA on 24 March 2004 in a demerger transaction. Net cash provided by discontinued operations included cash flows from activities transferred to Yara and expenses directly related to the demerger which amounted to NOK 9,470 million as of 24 March 2004. See Note 10 “Discontinued Operations” for further analysis of this item.

Liquidity
Cash and cash equivalents (cash positions) as of 31 March 2005 were NOK 15,467 million compared to NOK 14,366 million as of 31 December 2004, an increase of NOK 1,101 million. Hydro’s cash positions and other liquid assets including bank term deposits amounted to NOK 30,859 million as of 31 March 2005 compared to NOK 25,336 million as of 31 December 2004.

On 5 April 2005, Norsk Hydro ASA signed a US dollar 2 billion 7-year multi-currency revolving credit facility agreement with a syndicate of banks. The new facility will replace the bilateral stand-by credits which Hydro has had until now with a number of banks. The new syndicated facility will not initially be drawn upon, however, it is readily available and provides flexible long-term funding in connection to large outflows, if needed. The commitment fee payable on undrawn amounts is 5.25 basis points for the first 5 years and 6 basis points thereafter.

As previously disclosed in the Company’s 2004 20-F, Hydro continues to believe that cash from continuing operations, together with the liquid holdings and available credit facilities will be more than sufficient to meet its planned capital expenditures, operational requirements, dividends and debt repayments in 2005.

Disclosures about market risk

Reference is made to Item 11 in the Company’s Form 20-F for the year ended 31 December 2004 (the 2004 20-F).

During the first three months of 2005, the Company’s positions in certain aluminium, energy, and other financial instruments, and their related market prices, have changed in such a manner that the Company’s exposure to commodity price has decreased, foreign currency risk has increased whilst interest rate risk has remained stable.

The decrease in commodity price risk was due to more balanced derivative positions in Hydro’s oil, gas and aluminium operations compared to year-end 2004. This resulted in an overall decrease in the hypothetical loss in the fair value of Hydro’s commodity instruments.

An increase in cash positions has increased the positive fair value of financial instruments compared to year-end 2004. As interest income earned on cash is low, this increase in fair value has not significantly impacted the hypothetical loss in the fair value of Hydro’s financial instruments.

Foreign currency risk has increased since Hydro as of 1 January 2005 no longer designates portions of its long-term debt and certain forward currency contracts as hedges of net investments in foreign subsidiary companies. Any currency gain or loss on these instruments in 2005 will be reflected in earnings for 2005.

16 | Hydro’s Quarterly Report 1st quarter – 2005

These factors have led to a decrease and an increase in the hypothetical losses in the fair value of commodity instruments and financial instruments, respectively, as disclosed in the sensitivity analysis provided under Item 11 in the 2004 20-F. As discussed in the 2004 20-F, the hypothetical loss does not include, among other things, certain positions necessary to reflect the net market risk of the Company. Therefore, Hydro’s management cautions against relying on the information presented.

The remaining activities for the first three months of 2005 have not materially affected the other hypothetical losses in the fair value that were disclosed in the sensitivity analysis provided under Item 11 in the 2004 20-F.

New Pronouncements

In March 2005, FASB issued FASB Interpretation (FIN) No. 47 “Accounting for Conditional Asset Retirement Obligations”. This Interpretation is a clarification of the term “Conditional Asset Retirement Obligation” as used in FASB Statement No. 143 “Accounting for Asset Retirement Obligations” and requires an entity to recognize a liability for a legal obligation to perform asset retirement activities when the retirement of the asset is conditional on a future event. Hydro’s current practice is to account for asset retirement obligations that are conditional on a future event in the period that the conditional event has been satisfied. Hydro is currently in the process of identifying and measuring such conditional asset retirement obligations.

This Interpretation is effective no later than the end of 2005. Hydro does not expect the adoption of FIN 47 to materially impact results of operations and financial position.

Suspended well cost
In March 2005 the FASB issued FASB Staff Position No FAS 19-1, to provide guidance in the accounting for exploratory well costs. Paragraph 19 of FASB Statement No. 19, “Financial Accounting and Reporting by Oil and Gas Producing Companies” (FAS 19), requires costs of drilling exploratory wells to be capitalized pending determination of whether the well has found proved reserves. Questions have arisen in practice about the application of this guidance due to changes in oil-and gas-exploration processes and life-cycles. The issue was whether there are circumstances that would permit the continued capitalization of exploratory well costs if reserves cannot be classified as proved within one year following the completion of drilling, other than when additional exploration wells are necessary to justify major capital expenditures and those wells are underway or firmly planned for the near future. The FSP amended FAS 19 to allow suspended well costs to remain capitalized beyond one year from drilling if certain specific criteria are met, and certain disclosures are provided. The FSP is effective for periods beginning on or after 4 April 2005. Hydro does not expect any changes to the amounts it has capitalized. Required disclosures include information about any impairment charges related to capitalized well costs that were capitalized for a period of greater than one year after the completion of drilling at the most recent annual balance sheet date. Hydro has not incurred any such impairment charges during the first quarter of 2005.

Recognition of buy/sell arrangements
In February 2005, the SEC issued guidance requiring companies to provide disclosures about their buy/sell arrangements. A buy/sell arrangement is one in which a company buys and sells a commodity with the same counterparty under a single contract or separate contracts concurrently entered into. The first issue, recently discussed by the Emerging Issues Task Force (EITF), concerns whether such buy/sell arrangements should be considered non-monetary exchanges accounted for at historical cost in accordance with APB Opinion No. 29, and, if so, when, if at all, could such arrangements be accounted for at fair value. A second issue is whether buy/sell arrangements should be presented gross as revenues and costs in the income statements, or whether such arrangements should be presented net.

Hydro currently presents the trading of derivative commodity instruments and physical commodities where net settlement occurs on a net basis, with the margin included in operating revenues. Trading of physical commodities, which are not net settled, are generally presented on a gross basis in the income statement. In response to the SEC guidance, Hydro has reviewed its presentation of certain buy/sell arrangements whereby commodities are sold and bought with the same counterparty. Hydro currently has two such arrangements involving the sale and repurchase of natural gas at different locations with the same counterparty, which were entered into in 2003. These buy/sell arrangements are similar to Hydro’s normal trades of physical commodities in that Hydro takes title to the product. However, they differ from the normal trades because the underlying business transaction is the swap of physical commodities rather than the sale of physical commodities. The main purpose of the arrangements is to relocate gas for resale to customers. Hydro has concluded that net presentation on the income statement is a better representation of the underlying business purpose of the contract. As a result, effective 1 January 2005, these arrangements have been presented net in the income statement, and therefore, no revenues were recorded under these arrangements for the first quarter of 2005. Both of these arrangements were previously presented gross in the income statement, and have been reclassified for comparison purposes. Total revenues under these two contracts were NOK 1,449 million for 2004, of which NOK 442 million related to the first quarter of 2004. All quantities delivered under these arrangements were delivered to customers in the same period. Hydro also has some buy/sell arrangements presented gross in the income statements involving the same counterparty in the metal business. Such arrangements involve transactions in alumina and standard aluminium qualities. A renewed evaluation of these arrangements resulted in the conclusion that they are more properly presented net. Total revenues

Hydro’s Quarterly Report 1st quarter – 2005 | 17

under such contracts were NOK 85 million in 2004, of which NOK 74 million related to the first quarter of 2004. No such arrangement was reported on a gross basis for the first quarter of 2005.

Share-Based Payment
In December 2004, FASB issued its revised Statement of Financial Accounting Standards No. 123, Share-Based Payment (SFAS 123R). The amended standard requires that all share-based payment plans to be accounted for on a fair value basis. As a result, the intrinsic value method currently applied by Hydro will not be allowed after 31 December 2005, a new adoption date which was revised by the SEC on 14 April 2005. The impact of the revised standard is not expected to be material for Hydro’s current share-based payment plans.

Forward looking statements

In order to utilize the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, Hydro is providing the following cautionary statement:

This document contains (and oral communications made by or on behalf of Hydro may contain) forecasts, projections, estimates, statements of managements’ plans, objectives and strategies for Hydro, such as planned expansions, investments or other projects, targeted production volumes, capacity or rate, start-up costs, cost reductions, profit objectives, and various expectations about future developments in Hydro’s markets (particularly prices, supply and demand, and competition), results of operations, margins, risk management and so forth. These forward-looking statements are based on a number of assumptions and forecasts, including world economic growth and other economic indicators (including rates of inflation and industrial production), trends in Hydro’s key markets, and global oil and gas, and aluminium, supply and demand conditions. By their nature, forward-looking statements involve risk and uncertainty and various factors could cause Hydro’s actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. For a detailed description of factors that could cause Hydro’s actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended 31 December 2004, and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission.

18 | Hydro’s Quarterly Report 1st quarter – 2005

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of
Norsk Hydro ASA
Oslo, Norway

We have reviewed the accompanying condensed consolidated balance sheets of Norsk Hydro ASA and subsidiaries as of 31 March 2005 and 2004, and the related condensed consolidated statements of income and cash flows for the three-month periods ended 31 March 2005 and 2004. These interim financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to such condensed consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Norsk Hydro ASA and subsidiaries as of 31 December 2004, and the related consolidated statements of income, comprehensive income, and cash flows for the year then ended (not presented herein); and in our report dated 2 March 2005, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements as of 31 December 2004, and for the year then ended, are fairly stated, in all material respects, in relation to the consolidated financial statements from which they have been derived.

Deloitte Statsautoriserte Revisorer AS

Oslo, Norway
25 April 2005

Hydro’s Quarterly Report 1st quarter – 2005 | 19

Condensed consolidated statements of income

		First quarter		Year
	2005	2005	2004	2004
Million, except per share data	NOK	EUR1)	NOK	NOK

Operating revenues	42,152	5,138	39,082	153,891
Depreciation, depletion and amortization	3,547	432	3,696	16,898
Other operating costs	26,851	3,273	26,110	105,168
Restructuring costs	—	—	—	(22)

Operating income	11,754	1,433	9,276	31,847

Equity in net income of non-consolidated investees	213	26	131	628
Financial income (expense), net	(910)	(110)	(624)	136
Other income (loss), net	—	—	110	169

Income from continuing operations before tax and minority interest	11,057	1,349	8,893	32,780

Income tax expense	(7,283)	(888)	(5,786)	(21,197)
Minority interest	(81)	(10)	28	(106)

Income from continuing operations	3,693	451	3,135	11,477

Income from discontinued operations	—	—	1,083	1,083

Net income	3,693	451	4,218	12,560

Basic and diluted earnings per share from continuing operations (in NOK and Euro) 2)	14.70	1.80	12.30	45.10
Basic and diluted earnings per share from discontinued operations (in NOK and Euro) 2)	—	—	4.20	4.20
Basic and diluted earnings per share (in NOK and Euro) 2)	14.70	1.80	16.50	49.40

Average number of outstanding shares	250,839,230	250,839,230	255,732,220	254,411,433

1)	Presentation in Euro is a convenience translation based on the exchange rate at 31 March 2005, which was 8.2032.
2)	Basic earnings per share are computed using the weighted average number of ordinary shares outstanding. There were no diluting elements.

The accompanying notes are an intergral part of these consolidated financial statements.

20 | Hydro’s Quarterly Report 1st quarter – 2005

Condensed consolidated balance sheets

		31 March		31 December
	2005	2005	2004	2004
Million, except per share data	NOK	EUR1)	NOK	NOK

Assets

Cash and cash equivalents	15,467	1,885	26,780	14,366
Other liquid assets	15,392	1,876	1,543	10,970
Receivables and other current assets	38,539	4,699	36,223	32,219
Inventories	13,824	1,685	12,143	12,851

Total current assets	83,222	10,145	76,689	70,406

Property, plant and equipment, less accumulated depreciation, depletion and amortization	106,648	13,001	109,309	106,117
Other assets	23,919	2,916	23,786	23,720

Total non-current assets	130,567	15,917	133,095	129,837

Total assets	213,789	26,062	209,784	200,243

Liabilities and shareholders’ equity

Bank loans and other interest bearing short-term debt	4,547	554	3,790	3,785
Current portion of long-term debt	746	91	643	568
Other current liabilities	48,780	5,947	42,107	41,724

Total current liabilities	54,073	6,592	46,540	46,077

Long-term debt	20,396	2,486	27,727	19,487
Other long-term liabilities	18,476	2,252	15,951	17,703
Deferred tax liabilities	29,448	3,591	33,212	29,515

Total long-term liabilities	68,320	8,329	76,890	66,705

Minority shareholders’ interest in consolidated subsidiaries	1,513	184	1,748	1,571

Share capital	4,739	578	4,830	4,739
Other shareholders’ equity	85,144	10,379	79,776	81,151

Shareholders’ equity	89,883	10,957	84,606	85,890

Total liabilities and shareholders’ equity	213,789	26,062	209,784	200,243

Total number of outstanding shares	250,839,230	250,839,230	255,554,078	250,839,230

1)	Presentation in Euro is a convenience translation based on the exchange rate at 31 March 2005, which was 8.2032.

      The accompanying notes are an intergral part of these consolidated financial statements.

Hydro’s Quarterly Report 1st quarter – 2005 | 21

Condensed consolidated statements of cash flows

	Three months ended
		31 March		Year
	2005	2005	2004	2004
Million	NOK	EUR1)	NOK	NOK

Operating activities:

Net income	3,693	451	4,218	12,560

Adjustments:
Depreciation, depletion and amortization	3,547	432	3,696	16,898
Other adjustments	1,228	149	625	(1 ,734)

Net cash provided by operating activities	8,468	1,032	8,539	27,724

Investing activities:

Purchases of property, plant and equipment	(3,531)	(430)	(3,297)	(16,187)
Purchases of other long-term investments	(38)	(5)	(199)	(858)
Purchases of short-term investments	(4,412)	(538)	—	(9,166)
Proceeds from sales of property, plant and equipment	1,115	136	339	837
Proceeds from sales of other long-term investments	349	43	309	1,400
Proceeds from sales of short-term investments	—	—	3	12

Net cash used in investing activities	(6,517)	(794)	(2,845)	(23,962)

Financing activities:

Loan proceeds	508	62	10	143
Principal repayments	(441)	(54)	(2,956)	(9,271)
Ordinary shares purchased	(981)	(120)	(445)	(1 ,684)
Ordinary shares issued	15	2	9	44
Dividends paid	—	—	—	(2,811)

Net cash used in financing activities	(899)	(110)	(3,382)	(13,579)

Foreign currency effects on cash	49	6	125	(264)

Net cash provided by discontinued operations	—	—	9,470	9,574

Net increase (decrease) in cash and cash equivalents	1,101	134	11,907	(507)

Cash and cash equivalents at beginning of period	14,366	1,751	14,873	14,873

Cash and cash equivalents at end of period	15,467	1,885	26,780	14,366

1)	Presentation in Euro is a convenience translation based on the exchange rate at 31 March 2005, which was 8.2032.

The accompanying notes are an intergral part of these consolidated financial statements.

22 | Hydro’s Quarterly Report 1st quarter – 2005

Notes to the condensed consolidated financial statements

1. Accounting policies

The condensed consolidated interim financial statements and notes should be read in conjunction with the consolidated financial statements and notes for the year ended 31 December 2004 included in Norsk Hydro’s Annual Report on Form 20-F. The condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (US GAAP).The interim financial statements are unaudited and reflect all adjustments which are, in the opinion of management, necessary to present fairly the results of operations for the periods presented. Presentation of comparative figures are for the corresponding period in 2004 unless otherwise stated. Certain amounts in previously issued consolidated financial statements were reclassified to conform with the 2005 presentation.

2. Other liquid assets

	31 March		31 December
NOK million	2005	2004	2004

Bank time deposits	13,561	1	9,150
Marketable equity securities	438	394	416
Debt securities and other	1,393	1,148	1,404

Other liquid assets	15,392	1,543	10,970

3. Receivables and other current assets

	31 March		31 December
NOK million	2005	2004	2004

Accounts receivable	25,733	25,479	21,562
Allowance for doubtful receivables	(894)	(1,008)	(891)
Short term deferred tax assets	1,110	1,108	1,070
Prepaid expenses and other current assets	12,590	10,644	10,478

Receivables and other current assets	38,539	36,223	32,219

Provision for doubtful accounts charged to the income statement in the first quarter of 2005 amounted to NOK 6.9 million compared with NOK 39 million in the first quarter of 2004.

4. Inventories

	31 March		31 December
NOK million	2005	2004	2004

Finished goods	6,262	5,251	6,097
Work in progress	2,503	2,481	2,211
Raw materials	5,059	4,411	4,543

Total inventories	13,824	12,143	12,851

Hydro’s Quarterly Report 1st quarter – 2005 | 23

5. Property, plant and equipment

	31 March		31 December
NOK million	2005	2004	2004

Property, plant and equipment, Original cost	217,081	208,201	212,937
Accumulated depreciation	(110,433)	(98,892)	(106,820)

Net property, plant and equipment	106,648	109,309	106,117

6. Other current liabilities

	31 March		31 December
NOK million	2005	2004	2004

Accounts payable	13,801	13,323	13,352
Income taxes payable	19,718	12,984	12,421
Payroll and value added taxes	3,453	3,188	3,142
Accrued liabilities	9,070	10,032	9,534
Other liabilities	2,738	2,580	3,275

Other current liabilities	48,780	42,107	41,724

7. Financial Income and Expense

	First quarter		Year
NOK million	2005	2004	2004

Interest income	207	184	973
Dividends received / net gain (loss) on securities	105	118	190

Interest income and other financial income	312	302	1,163

Interest expense	(410)	(565)	(2,077)
Capitalized interest	165	132	664
Net foreign exchange gain (loss)	(951)	(454)	1,350
Other	(26)	(39)	(964)

Interest expense and foreign exchange gain/(loss)	(1,222)	(926)	(1,027)

Net financial income (expense)	(910)	(624)	136

24 | Hydro’s Quarterly Report 1st quarter – 2005

8. Contingencies

Tax Claim Relating to Kharyaga Field
In May 2003, the Nenets Autonomus Okrug of the Ministry of Taxes and Revenues of the Russian Federation submitted to Total, the French major oil company and operator for the Kharyaga field located in Northwest Russia, a claim for tax and the Russian State’s share of the revenues from oil extracted under the Production Sharing Agreement (PSA) for this field. Hydro has a 40 percent share in the PSA and is carrying 50 percent of the 10 percent interest of the Nenets Oil Company. As such, Hydro’s share of the claim, if found to be valid, would be approximately USD 32 million. The claim stems from the unwillingness of the Kharyaga project’s joint committee, which includes a representative of the region’s administration, to approve audited accounts relating to the field for 2001 and 2002, and the work program and budget for 2002, submitted by Total, as the field operator. Due to this lack of approval, the Russian tax authorities have taken the position that all revenues from the project technically represented profit, and thus could not be included in the PSA’s cost recovery category. The joint committee has also been unwilling to approve the work programs and budgets for 2003 and 2004, but no claim has been made related to these periods. Both Total and Hydro consider the claim unjustified and have filed a lawsuit with an international arbitration court in Stockholm to have spending on the development of the Kharyaga field recognized and to avoid collection of the claim. The case is expected to be heard by the Stockholm Arbitration Court in September 2005. No additional claims were received during the first quarter of 2005 and no accruals have been recorded relating to earlier claims.

Zero-Rate Electricity Tax
The EFTA (European Free Trade Association) Surveillance Authority (ESA) completed a formal investigation procedure against the Norwegian State to determine if the former zero-rate electricity tax applicable to Norwegian industry was in accordance with State aid rules included in the European Economic Area Agreement (the EEA Agreement). Based on this investigation, ESA issued a decision on 30 June 2004, reflecting its determination that the exemption of certain Norwegian businesses from the electricity tax constituted illegal State aid under the EEA Agreement. The decision requires the Norwegian government to recover at least a minimum rate of € 0.5 per MWh for the period between 6 February and 31 December 2003 from the recipients of such State aid. In another decision of the same date, ESA determined not to raise any objections to the tax derogations from the new electricity tax, applicable as of 1 July 2004.

The decision to order recovery of electricity tax from the industry has been appealed to the EFTA Court by the Norwegian government, the Federation of the Norwegian Processing Industry (Prosessindustriens landsforening, PIL) and several individual member companies of PIL, including Hydro. The appellants have asserted several bases upon which the ESA decision should be annulled, including that the decision violates Articles 61 and 62 of the EEA Agreement as regards recovery of aid and infringes the principle of legal certainty, and that the ESA failed to follow proper procedure. The appellants have not applied for an interim order to suspend the effect of the decision with regard to the recovery claim and a dialogue has been instigated between the Norwegian Government and ESA in order to clarify how the recovery shall be implemented.

The exact amount the Norwegian government is to recover from Hydro according to ESA’s illegal State aid ruling depends on an interpretation of the decision. This interpretation issue is part of the dispute submitted to the EFTA Court, but is also part of a discussion between the Norwegian Government and ESA as regards how the recovery shall be implemented. Hydro estimates that the amount may be approximately NOK 15 million, plus interest.

Dispute as to Allocation of Pension Liabilities
As of 1 January 2001, the system for the charging or allocation of pension costs by operators of oil and gas fields on the NCS to other companies with interests in such fields was changed. Prior to that date, the costs of funded pensions were charged based upon pension premiums and the costs of unfunded pensions were charged when pensions were paid. With effect from 1 January 2001, pension costs are charged as a percentage of pensionable salary.

In transitioning to the current system, Hydro, as an operator of oil and gas fields on the NCS, recorded pension costs of approximately NOK 796 million in the fourth quarter of 2000, of which NOK 205 million was for Hydro’s own account. The balance of the increased pension obligation was charged for the account of the other companies with interests in the Hydro-operated fields. Most of the other companies did not accept this allocation. After negotiations with these companies, Hydro was able to reach an agreement with certain of them. The companies with which Hydro was not able to reach an agreement have started an arbitration proceeding over this matter.

Hydro has charged the companies which are parties to the arbitration an aggregate amount of approximately NOK 456 million. In preparation of the arbitration proceedings, it has been recognized that Hydro has the right to allocate amounts to its partners when pensions are paid. Regardless of which principle is applied with respect to the timing of the allocation, the parties need to agree upon the actual amounts to be charged.

Although no assertion for disputed amounts has been made by the other parties in the dispute, Hydro’s management does not believe that the amounts will have a material adverse effect on Hydro’s results of operations or financial position.

Other Legal Proceedings
Hydro is involved in or threatened with various other legal, tax and environmental matters arising in the ordinary course of business. Hydro is of the opinion that resulting liabilities, if any, will not have a material adverse effect on its consolidated results of operations, liquidity or financial position.

Hydro’s Quarterly Report 1st quarter – 2005 | 25

9. Changes in shareholders’ equity

	First quarter			Year
NOK million	2005		2004	2004

Shareholders’ equity at beginning of period	85,890		88,080	88,080
Net income	3,693		4,218	12,560
Dividend declared and paid 1)	—		—	(2,811)
Foreign currency translation, net	526		903	(1,628)
Hedge of net investment and cash flow hedge	(215	)2)	(523)	(19)
Other items recorded directly to shareholders’ equity	(11)		(13)	(134)
Reissue (purchase) of treasury stock	—		(445)	(2,544)
Demerger Yara International ASA	—		(7,614)	(7,614)

Shareholders’ equity at end of period	89,883		84,606	85,890

1)	Dividend is declared and paid once each year. Dividend declared and paid constitues NOK 11 per share in 2004.
2)	As of January 2005, Hydro no longer designates certain financial instruments as hedges of net investment in foreign subsidiaries.
Therefore, amounts included in the table relating to the current quarter do not include any effects of such hedges.

All figures are based on generally accepted accounting principles in the United States (US GAAP) unless otherwise stated. Hydro’s accounting principles are included in its 2004 Annual Report. The principles are similar for the interim accounts, with the exception of the new accounting standards implemented on 1 January 2005 in accordance with the description in the 2004 Annual Report. Interim figures are unaudited.

Comprehensive Income
Total comprehensive income is comprised of net earnings, net unrealized gains and losses on securities available for sale, net foreign currency translation adjustments, net unrealized gains and losses on investment hedges, net gains and losses on cash flow hedges, and minimum pension liability adjustment. Total comprehensive income for the three months ended 31 March 2005 and 2004, was NOK 3,993 million and NOK 4,585 million, respectively. The decrease of NOK 592 million in total comprehensive income was primarily related to lower net income for 31 March 2005 compared to the corresponding period of the prior year.

Total comprehensive income for the year ended 31 December 2004 was NOK 10,779 million.

Repurchase of shares
The extraordinary general meeting held on 1 December 2004 authorized Hydro’s Board of Directors to buy back up to 5,617,621 of the Company’s shares in the market over the following 18 months for the purpose of subsequent cancellation. The Norwegian State has agreed to participate in the redemption and cancellation of a proportional number of shares. The State’s ownership share will, therefore, remain unaffected by the buy-back and cancellation. In total, up to 10 million shares may be cancelled, equivalent to approximately four percent of the outstanding shares. A final decision on cancelling any of the shares repurchased must be approved by a minimum of two-thirds of the shares represented at a General Meeting of shareholders.

No shares have been repurchased under the program described above as of the filing of this report.

10. Discontinued operations

In November 2003, Hydro’s Board of Directors concluded a plan to demerge the Company’s Agri activities and transfer the operations to a newly formed company, Yara International ASA. The plan was approved by an Extraordinary General Meeting on 15 January 2004. The demerger was completed on 24 March 2004 and Yara was listed on the Oslo Stock Exchange with effect from 25 March 2004. Under the demerger plan the business carried on by Agri was treated as having been carried on for the account and at the risk of Yara International ASA as of 1 October 2003. The demerger was reflected in the accounts as of the completion date, 24 March 2004. In the demerger process, substantial assets and liabilities, including subsidiaries and non-consolidated investees, were transferred to Yara. As a result of the demerger, Hydro’s share capital was reduced by 8.5 percent, representing the estimated relative value of the transferred Agri activities compared to the business activity retained by Hydro. The total equity reduction amounted to NOK 7,614 million. In accordance with the demerger plan, adjustments to the equity reduction may occur relating to the allocation of certain costs and liabilities where amounts are not finalized. Revisions are possible through the end of 2009. Possible related adjustments are not expected to be material.

At the completion date, Hydro’s shareholders received shares in Yara International ASA equal to 80 percent of the total value of Yara, based on a valuation completed at the time of the demerger plan (November 2003). The remaining shares in Yara International ASA were owned by Norsk Hydro ASA. The Company has subsequently sold its share holdings in Yara in connection with the demerger transaction. The demerger was reflected in the Company’s accounts based on historical values of the transferred assets

26 | Hydro’s Quarterly Report 1st quarter – 2005

and liabilities. Hydro did not recognize any gain or loss, or receive any proceeds, as a result of the demerger transaction. Hydro received proceeds of NOK 2,619 million, and recognized a gain of NOK 533 million, from sale of its 20 percent ownership in Yara in March 2004. The gain is included in “Income from discontinued operations”.

Under the Norwegian public limited companies act section 14-11, Hydro and Yara are jointly liable for liabilities accrued before the demerger date. This statutory liability is unlimited in time, but is limited in amount to the net value allocated to the non-defaulting party in the demerger.

Income from discontinued operations

Income from discontinued operations includes operating results from activities which, according to the demerger plan, have been transferred to Yara International ASA. Effects directly related to Yara activities, the demerger process and Hydro’s sale of Yara shares are included. Results from Yara activities include net income from subsidiaries transferred in the demerger. In addition income and expenses in Norsk Hydro ASA and certain holding companies abroad directly related to the Yara activities are included to the extent these activities are transferred to Yara or are terminated as a direct consequence of the demerger of Yara. Income from discontinued operations also includes financial expense related to loans in companies transferred to Yara. No financial expenses related to loans retained in Hydro are allocated to discontinued operations. External fees and similar expenses related to the waiving of Yara’s joint liabilities for certain of Hydro’s loans, and expenses directly related to the demerger process and Hydro’s sale of Yara shares are included. Hydro’s gain on sale of its shares in Yara International ASA, after direct sales expenses and tax, amounted to NOK 385 million.

Cash flows from discontinued operations includes cash flows from activities transferred to Yara and expenses directly related to the demerger. In addition, cash flows include Hydro’s sale of its shares in Yara immediately after the demerger in the amount of NOK 2,619 million, and Yara’s repayment of debt to Hydro in the amount of NOK 7.1 billion.

The major part of discontinued activities relates to the Agri business area within Hydro’s segment reporting. Minor amounts also relate to Other activities. In addition, Corporate and eliminations reflect the transfer to Yara of certain activities previously reported as part of Corporate.

Summary of financial data for discontinued operations

	First quarter		Year
NOK million	2005	2004	2004

Operating revenues	—	10,036	10,036

Operating income	—	936	936
Non-consolidated investees	—	131	131
Financial income (expense), net	—	(88)	(88)

Income before taxes and minority interest	—	979	979

Income tax expense	—	(307)	(307)
Minority interest	—	26	26

Income before sale of shares	—	698	698

Gain from sale of shares	—	533	533
Tax on gain from sales of shares	—	(148)	(148)

Net income	—	1,083	1,083

	Three months ended
	31 March		Year
NOK million	2005	2004	2004

Net cash provided by operating activities	—	838	838
Net cash provided by investing activities 1)	—	8,736	8,840
Net cash used in financing activities	—	(109)	(109)
Foreign currency effects on cash	—	5	5

Net cash provided by discontinued operations	—	9,470	9,574

1)	Includes proceeds from sale of Yara shares and loan repayments from Yara.

Hydro’s Quarterly Report 1st quarter – 2005 | 27

11. Net periodic pension cost

SFAS No. 132 (revised), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, requires the components of net periodic pension cost to be disclosed on an interim basis as follows:

	First quarter		Year
NOK million	2005	2004	2004

Defined benefit plans:

Benefits earned during the year, net of participants’ contributions	207	202	813
Interest cost on prior period benefit obligation	323	342	1,355
Expected return on plan assets	(248)	(247)	(1,000)
Recognized net loss	75	88	345
Amortization of prior service cost	31	28	111
Amortization of net transition (asset) obligation	—	1	3
Curtailment loss	1	—	59
Settlement loss	—	—	30

Net periodic pension cost	389	414	1,716
Defined contribution plans	9	6	32
Multiemployer plans	9	7	35
Termination benefits and other	187	48	338

Total net periodic pension cost	594	475	2,121

28 | Hydro’s Quarterly Report 1st quarter – 2005

Use of Non-GAAP financial measures
Non-GAAP financial measures are defined in the SEC regulations as financial measures that either exclude or include amounts that are not excluded from or included in the most directly comparable measure calculated and presented in accordance with GAAP.

Adjusted net interest-bearing debt, adjusted equity and adjusted net debt/equity ratio
Hydro refers to “Adjusted net interest-bearing debt” and “Adjusted net debt/equity ratio” in its discussion of its financial condition.

The “Adjusted net debt/equity ratio” is comprised of “Adjusted net interest-bearing debt” divided by “Adjusted equity.”

“Adjusted net interest-bearing debt” is defined as net interest-bearing debt, plus net unfunded pension obligations, after tax, and the present value of operating lease obligations.

“Net interest-bearing debt” is comprised of interest bearing debt less cash and cash equivalents. Hydro’s interest bearing debt consists primarily of long-term debenture bonds which are not readily repayable. Cash and cash equivalents are therefore accumulated in periods with significant cash in-flow. Investments, including substantial acquisitions, have, to a large extent been financed through drawing on accumulated cash positions. Hydro uses net debt to calculate the Adjusted net debt/equity ratio in order to reflect the considerable variances in ability to assume additional debt from various cash holdings over time.

“Net interest bearing debt” is adjusted for the estimated effects of changes to the fair value of net pension liabilities disclosed but not recognized. Hydro also adjusts “Net interest bearing debt” for liabilities relating to operating lease agreements. Both of the above described obligations, although not recognized as liabilities under generally accepted accounting principles, are considered debt-like in nature and therefore affect Hydro’s ability to acquire additional debt.

“Adjusted equity” consists of equity plus minority interests, less unrecorded pension liabilities which are not reflected in retained earnings and therefore excluded from equity under GAAP. The adjustment is net of expected income tax benefit. No adjustment to “Equity” is made for operating lease agreements because the value of the right to use leased assets is considered to be similar to the payment obligation.

The adjustments are considered important to measure Hydro’s financial position, since market conditions may result in significant differences between pension liabilities recognized under generally accepted accounting principles and the fair value of these liabilities, and because the unrecognized pension liabilities and leases represent commitments effecting Hydro’s financial capacity going forward. The “Adjusted debt/equity ratio” is calculated by Hydro using similar methodology as the major credit rating agencies, and the company believes it helps the company and investors to evaluate potential changes in credit rating.

Management believes that “Adjusted net interest-bearing debt” is a useful tool for investors and other users of the Company’s financial statements in assessing Hydro’s financial performance, including its liquidity and ability to meet obligations with available cash balances.

Management makes regular use of among others, the “Adjusted net debt/equity ratio” in its assessment of Hydro’s financial stability and ability to incur new debt. Management believes that this ratio provides useful information to readers of Hydro’s financial statements and helps them to assess the effect of pension liabilities and operating lease commitments that are otherwise not apparent when analyzing the Company’s financial statements prepared in accordance with GAAP. However, this measure does not recognize the fact that cash may not be available for debt repayments, but may be required for operational needs including tax payments of periodic results, contractual obligations or necessary investments.

“Adjusted net interest-bearing debt,” “Adjusted equity” and “Adjusted net debt/equity ratio” are presented in the table below.

Management believes that the most directly comparable GAAP ratio is the “Debt/equity ratio”. However, this ratio measures gross interest bearing debt relative to equity, i.e. it does not measure changes in cash position, and is therefore not directly comparable with the non-GAAP measure “Adjusted net debt/equity ratio”.

Hydro management’s use of the described non-GAAP measures should not be construed as an alternative to “Debt/equity ratio”, gross debt and statements of cash flows in accordance with generally accepted accounting principles when evaluating Hydro’s financial condition. Management carefully reviews the appropriateness of adjustments to the GAAP figures, and also makes regular use of measures calculated according to generally accepted accounting principles in addition to “Adjusted net interest-bearing debt” and “Adjusted net debt/equity ratio” when measuring financial condition.

Hydro’s Quarterly Report 1st quarter – 2005 | 29

Return on average Capital Employed (RoaCE)

In this Report, Hydro refers to certain non-GAAP financial measures, which are an integral part of Hydro’s steering model. These non-GAAP financial measures are:

•	Return on average Capital Employed (RoaCE)
•	Earnings after tax
•	Capital Employed

Hydro’s management makes regular use of these indicators to measure performance for the group as a whole and within its operating segments, both in absolute terms and comparatively from period to period. Management views these measures as providing additional understanding, - for management and for investors -, of:

•	The rate of return on investments over time, in each of its capital intensive businesses
•	The operating results of its business segments
•	Cash flow generation of its business segments

RoaCE is defined as “Earnings after tax” divided by average “Capital Employed”. “Earnings after tax” is defined as “Operating income” plus “Equity in net income of non-consolidated investees” plus “Other income, net” less “Adjusted income tax expense”. Because RoaCE represents the return to the capital providers before dividend and interest payments, adjusted income tax expense included in “Earnings after tax” does not include the effect of items reported as “Financial income and expense.” “Capital Employed” is defined as “Shareholders’ Equity” plus “Minority interest” plus “long-term and short-term interest-bearing debt” less “Cash and cash equivalents” and “Other liquid assets.” Capital Employed can be derived by deducting “Cash and cash equivalents”, “Other liquid assets” and “Short-term and long-term interest free liabilities” (including deferred tax liabilities) from “Total assets”. The two different approaches yield the same value.

Hydro believes that RoaCE facilitates benchmarking of the Company with its peers. It is important to note however, that RoaCE is, similar to all other financial metrics, influenced by a company’s selection of acceptable accounting principles which can result in significant differences when comparing RoaCE for different companies applying different GAAPs. This is particularly important when comparing companies with an active acquisition history.

RoaCE should not be construed as an alternative to operating income, income before taxes and net income as an indicator of Hydro’s results of operations in accordance with generally accepted accounting principles. Hydro’s management make regular use of measures calculated according to generally accepted accounting principles in addition to non-GAAP financial measures described above when measuring financial performance.

30 | Hydro’s Quarterly Report 1st quarter – 2005

Net interest-bearing debt to equity

	31 March		31 December
NOK million	2005	2004	2004

Cash and cash equivalents	15,467	26,780	14,366
Other liquid assets	15,392	1,543	10,970
Bank loans and other interest-bearing short-term debt	(4,547)	(3,790)	(3,785)
Current portion of long-term debt	(746)	(643)	(568)
Long-term debt	(20,396)	(27,727)	(19,487)

Net interest-bearing debt	5,169	(3,836)	1,496

Net pension liabilities at fair value	(10,404)	(10,296)	(10,056)
Expected income tax benefit on pension liability 30%	3,121	3,089	3,017
Operating lease committments discounted at 4.8% (2004: 10%) 1)	(4,062)	(3,617)	(3,500)

Adjusted net interest-bearing debt	(6,176)	(14,661)	(9,043)

Shareholders’ equity	(89,883)	(84,606)	(85,890)
Minority interest	(1,513)	(1,748)	(1,571)

Shareholders’ equity and minority interests	(91,396)	(86,354)	(87,461)

Net pension liabilities not recognized without equity effect	6,337	6,938	6,341
Expected income tax benefit 30%	(1,901)	(2,081)	(1,902)

Equity adjustment off-balance sheet pension liabilities	4,436	4,857	4,439

Adjusted Shareholders’ equity and minority	(86,960)	(81,497)	(83,022)

Adjusted net debt/equity ratio	0.07	0.18	0.11

1)	The discount rate for operating lease commitments have been changed to 4.8% as of the first quarter of 2005 to better reflect Hydro’s average interest expense. This also corresponds to amended methodology used by major rating agencies for the purpose of credit rating.

The most directly comparable GAAP figure is considered to be “Debt/equity ratio”.
However, this ratio measures gross debt relative to equity, and does not measure changes in cash position, and the non-GAAP measure “Adjusted debt/equity ratio” is therefore not directly comparable.

Debt/equity ratio	0.29	0.38	0.28

Hydro’s Quarterly Report 1st quarter – 2005 | 31

Return on average Capital Employed - Hydro

First quarter
Amounts in NOK million	2005

Operating Income	11,754
Equity in net income of non-consolidated investees	213
Other income/expense, net	—

Earnings before tax	11,967
Adjusted Income tax expense 1)	(7,677)

Earnings after tax	4,290

	31 March	31 December
Amounts in NOK million	2005	2004

Current assets 2)	52,363	45,070
Property, plant and equipment	106,648	106,117
Other assets 3)	23,919	23,720
Other current liabilities 4)	(48,780)	(41,724)
Other long-term liabilities 5)	(47,924)	(47,218)

Capital Employed	86,226	85,965

Return on average Capital Employed (RoaCE)	5.0%

1)	Tax from financial items excluded.
2)	Excluding Cash and cash equivalent and Other liquid assets, but including Deferred tax assets
3)	Including Deferred tax assets
4)	Including Deferred tax liabilities
5)	Including Accrued pension liabilities and Deferred tax liabilities

32 | Hydro’s Quarterly Report 1st quarter – 2005

Segment measures

Hydro’s segment reporting, presented in accordance with SFAS 131, Disclosures about Segments of an Enterprise and related Information, includes the segment measure “Adjusted EBITDA”, which is an integral part of Hydro’s steering model, Value Based Management. Hydro’s management makes regular use of this measure to evaluate performance in its operating segments, both in absolute terms and comparatively from period to period, and to allocate resources among its operating segments. Management views these measures as providing a better understanding – for management and for investors – of the operating results of its business segments for the period under evaluation. Hydro manages long-term debt and taxes on a Group basis. Therefore, net income is presented only for the Group as a whole.

Hydro defines “Adjusted EBITDA” as “Income/(loss) before tax, interest expense, depreciation, amortization and write-downs”.

Adjusted EBITDA is a measure that includes in addition to “Operating income”, “Interest income and other financial income”, results from non-consolidated investees and gains and losses on sales of activities classified as “Other income, net” in the income statement. It excludes depreciation, write-downs and amortization, as well as amortization of excess values in non-consolidated investees. Hydro’s definition of Adjusted EBITDA may differ from that of other companies. Specifically, Hydro has chosen to include interest income in Adjusted EBITDA. Hydro’s definition of Adjusted EBITDA is identical to what, prior to this report for the third quarter 2004, Hydro defined as “EBITDA.”

Adjusted EBITDA for the core business areas are presented in the table on page 36. A reconciliation of Adjusted EBITDA to operating income for the core business areas and sub-segments is presented on page 36 of this report.

Hydro’s Quarterly Report 1st quarter – 2005 | 33

Individual operating segment

Operating revenues

	First quarter		Year
NOK million	2005	2004	2004

Exploration and Production	14,574	12,005	48,962
Energy and Oil Marketing	17,693	14,333	59,339
Eliminations	(11,223)	(8,513)	(37,032)

Hydro Oil & Energy	21,044	17,825	71,269

Metals	12,209	11,737	47,195
Rolled Products	4,931	5,567	20,373
Extrusion and Automotive	7,244	7,512	29,487
Other and eliminations	(4,414)	(4,352)	(17,466)

Hydro Aluminium	19,970	20,464	79,589

Other activities	3,102	3,216	12,869
Corporate and eliminations	(1,964)	(2,423)	(9,836)

Total	42,152	39,082	153,891

External revenues

	First quarter		Year
NOK million	2005	2004	2004

Exploration and Production	4,176	3,966	13,519
Energy and Oil Marketing	16,009	12,921	53,180
Eliminations	(802)	(504)	(1,643)

Hydro Oil & Energy	19,383	16,383	65,056

Metals	7,902	7,732	31,090
Rolled Products	4,781	4,918	18,814
Extrusion and Automotive	7,235	7,459	29,436
Other and eliminations	8	258	51

Hydro Aluminium	19,926	20,367	79,391

Other activities	2,305	2,175	9,665
Corporate and eliminations	538	157	(221)

Total	42,152	39,082	153,891

34 | Hydro’s Quarterly Report 1st quarter – 2005

Internal revenues

	First quarter		Year
NOK million	2005	2004	2004

Exploration and Production	10,398	8,039	35,443
Energy and Oil Marketing	1,684	1,412	6,159
Eliminations	(10,421)	(8,009)	(35,389)

Hydro Oil & Energy	1,661	1,442	6,213

Metals	4,307	4,005	16,105
Rolled Products	150	649	1,559
Extrusion and Automotive	9	53	51
Other and eliminations	(4,422)	(4,610)	(17,517)

Hydro Aluminium	44	97	198

Other activities	797	1,041	3,204
Corporate and eliminations	(2,502)	(2,580)	(9,615)

Total	—	—	—

Depreciation, depletion and amortization

	First quarter		Year
NOK million	2005	2004	2004

Exploration and Production	2,397	2,472	9,751
Energy and Oil Marketing	139	148	640
Eliminations	—	—	—

Hydro Oil & Energy	2,536	2,620	10,391

Metals	380	412	3,718
Rolled Products	151	172	687
Extrusion and Automotive	348	359	1,557
Other and eliminations	—	—	—

Hydro Aluminium	879	943	5,962

Other activities	125	131	532
Corporate and eliminations	7	2	13

Total	3,547	3,696	16,898

Hydro’s Quarterly Report 1st quarter – 2005 | 35

Operating income (loss)

	First quarter		Year
NOK million	2005	2004	2004

Exploration and Production	9,057	7,082	28,363
Energy and Oil Marketing	1,046	733	2,650
Eliminations	(261)	3	131

Hydro Oil & Energy	9,842	7,818	31,144

Metals	1,239	968	866
Rolled Products	230	148	626
Extrusion and Automotive	(36)	182	241
Other and eliminations	(92)	331	72

Hydro Aluminium	1,341	1,629	1,805

Other activities	175	93	312
Corporate and eliminations	396	(264)	(1,414)

Total	11,754	9,276	31,847

Adjusted EBITDA

	First quarter		Year
NOK million	2005	2004	2004

Exploration and Production	11,456	9,593	38,168
Energy and Oil Marketing	1,220	907	3,478
Eliminations	(260)	3	132

Hydro Oil & Energy	12,416	10,503	41,778

Metals	1,789	1,473	5,298
Rolled Products	395	335	1,361
Extrusion and Automotive	343	568	1,925
Other and eliminations	(91)	332	72

Hydro Aluminium	2,436	2,708	8,656

Other activities	422	480	1,363
Corporate and eliminations	578	(145)	(680)

Total	15,852	13,546	51,117

36 | Hydro’s Quarterly Report 1st quarter – 2005

Operating income – adjusted EBIT – adjusted EBITDA   First quarter 2005

	Operating	Non-cons.	Interest	Selected	Other	Adjusted	Depr.	Adjusted
	income (loss)	investees	income	financial	income	EBIT	and	EBITDA
NOK million				income			amort.

Exploration and Production	9,057	1	2	(1)	—	9,059	2,397	11,456
Energy and Oil Marketing	1,046	25	9	(1)	—	1,079	141	1,220
Eliminations	(261)	—	—	—	—	(261)	1	(260)

Hydro Oil & Energy	9,842	26	11	(2)	—	9,877	2,539	12,416

Metals	1,239	116	2	43	—	1,400	389	1,789
Rolled Products	230	(5)	1	4	—	230	165	395
Extrusion and Automotive	(36)	28	4	(2)	—	(6)	349	343
Other and eliminations	(92)	—	—	1	—	(91)	—	(91)

Hydro Aluminium	1,341	139	7	46	—	1,533	903	2,436

Other activities	175	48	17	56	—	296	126	422
Corporate and eliminations	396	—	172	5	—	573	5	578

Total	11,754	213	207	105	—	12,279	3,573	15,852

Hydro’s Quarterly Report 1st quarter – 2005 I 37

Investments1)

	First quarter			Year
NOK million	2005	2004		2004

Exploration and Production	2,279	1,839		10,607
Energy and Oil Marketing	384	218		1,460
Eliminations	—	—		—

Hydro Oil & Energy	2,663	2,057		12,067

Metals	317	2,002	2)	4,146	2)
Rolled Products	47	111		553
Extrusion and Automotive	177	374		1,495
Other and eliminations	—	(1)		—

Hydro Aluminium	541	2,486		6,194

Other activities	232	170		1,058
Corporate and eliminations	28	63		145

Total	3,464	4,776		19,464

1)	Additions to property, plant and equipment (capital expenditures) plus long-term securities, intangible assets, long-term advances and investments in non-consolidated investees.
2)	Includes effect of change in accounting principle (FIN 46R). Non-cash increase in investment of NOK 1,275 million.

Quarterly results

	2005		2004
NOK million, (except per share data)	1st qtr	4th qtr	3rd qtr	2nd qtr	1st qtr

Operating revenues	42,152	38,769	38,176	37,864	39,082
Operating income	11,754	6,234	8,047	8,290	9,276
Income from continuing operations	3,693	3,638	2,480	2,224	3,135
Earnings per share from continuing operations (in NOK)	14.70	14.40	9.80	8.70	12.30

38 | Hydro’s Quarterly Report 1st quarter – 2005

Signatures

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
NORSK HYDRO ASA

/s/ John O. Ottestad

John O. Ottestad
(Executive Vice President and
Chief Financial Officer)

Date: 26 April 2005